Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

RESTATED CERTIFICATE OF INCORPORATION

OF

TETRA TECH, INC.

Tetra Tech, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: That the first paragraph of Article IV of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“The total number of shares of all classes of stock that the Corporation shall have authority to issue is seven hundred fifty-two million (752,000,000), consisting of seven hundred fifty million (750,000,000) shares of common stock, par value $0.01 (“Common Stock”), and two million (2,000,000) shares of preferred stock, par value $0.01 (“Preferred Stock”). Effective as of 5:00 p.m., Eastern Time, on September 6, 2024 (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock shall be divided into five (5) validly issued, fully paid and non-assessable shares of Common Stock reflecting a five (5) for one (1) stock split (the “Stock Split”). The Stock Split shall occur without any further action on the part of the Corporation or the holders of shares of Common Stock and whether or not certificates representing such holders’ shares prior to the Stock Split are surrendered for cancellation.”

SECOND: The said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on this 6th day of September, 2024.

By:

/s/ Dan L. Batrack
Dan L. Batrack
Chairman and Chief Executive Officer